Free Writing Prospectus (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 December 11, 2012

Barclays Bank PLC – Autocallable Notes Linked To Copper

Downside protection (subject to issuer credit risk) if Barrier Level not breached (you will lose some or all of your principal if Barrier Level is breached) with a contingent call premium feature if notes are called

Trade Details/Characteristics		Hypothetical Scenario Analysis for Autocallable Note
Issuer	Barclays Bank PLC
Reference Asset	Copper (“LOCADY”)
Call Level	100% of the Initial Price (as defined in the accompanying FWP)
Review Dates	Quarterly
Call Premium if Called	3.425%, if called on the first review date, 6.850%, if called on the second review date, 10.275%, if called on the third review date or 13.700%, if called on the final review date.
Barrier Level	80.00% of the Initial Price
Barrier monitoring	Final valuation date
Maximum potential gain	13.70%
Maximum potential loss	100%
Maturity	53 weeks
Settlement	Cash

Appreciation Potential:

The notes provide exposure to the performance of the reference asset with an automatic redemption feature if the settlement price of the reference asset is greater than or equal to the Call Level on any of the quarterly review dates.

Limited Protection Against Loss:

Payment at maturity of the principal amount of the notes is protected against a decline in the reference asset of up to 20%, subject to the credit risk of Barclays Bank PLC. You will lose some or all of your investment if the settlement price of the reference asset on the final valuation date (the “Final Price”)  is less than the Barrier Level.

Selected Risk/Considerations		Hypothetical Payout upon Automatic Call or at Maturity

•             100% Principal at Risk.  If the notes are not called and if the price of the reference asset declines by more than 20% from the pricing date to the final valuation date, you will be fully exposed to the negative performance of the reference asset and will lose some or all of your investment.

•             Any payments on the notes are subject to issuer credit risk.

•             Your potential maximum gain on the notes is limited to the applicable call premium, regardless of the performance of the reference asset, which may be significant.

•             The return on your Notes will not reflect the return you would realize if you actually purchased the reference asset, futures contracts for reference asset or exchange-traded or over-the-counter instruments based on the price of reference asset.

•             There may be no secondary market.  Notes should be considered a “hold until maturity” product.

•             If the notes are called prior to the final review date, you may not be able to reinvest your notes in a comparable investment.

•             Additional risk factors can be found on the slide titled “Certain Risk Considerations”.  See also “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-6 of the related free writing prospectus.

•             JPMorgan Securities LLC, an affiliate of JPMorgan Chase & Co., acts as placement agent.

		Settlement Price at Review Date (USD/tonne)	Reference Asset Appreciation/Depreciation at Review date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
		12,167.25	50.00%	3.425%	6.850%	10.275%	13.700%
		11,356.10	40.00%	3.425%	6.850%	10.275%	13.700%
		10,544.95	30.00%	3.425%	6.850%	10.275%	13.700%
		9,733.80	20.00%	3.425%	6.850%	10.275%	13.700%
		8,922.65	10.00%	3.425%	6.850%	10.275%	13.700%
		8,517.08	5.00%	3.425%	6.850%	10.275%	13.700%
		8,314.29	2.50%	3.425%	6.850%	10.275%	13.700%
		8,111.50	0.00%	3.425%	6.850%	10.275%	13.700%
		7,705.93	-5.00%	NA	NA	NA	0.000%
		7,300.35	-10.00%	NA	NA	NA	0.000%
		6,894.78	-15.00%	NA	NA	NA	0.000%
		6,489.20	-20.00%	NA	NA	NA	0.000%
		5,678.05	-30.00%	NA	NA	NA	-30.000%
		4,866.90	-40.00%	NA	NA	NA	-40.000%

*The table above assumes an Initial Price of $8111.50/tonne. The actual Initial Price will be set on pricing date.  The hypothetical examples in the table above are based on a number of other assumptions, which are further described on page 3 of the related free writing prospectus, and are included for illustrative purposes only. Actual returns may be below -40.00%.  The actual appreciation of the reference asset may be greater than 50% on any day during the term of the notes, including the review dates, but you will not participate in any such appreciation.  If the notes are called prior to the final review date, no further amounts will be payable under the terms of the notes after the applicable call settlement date.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, the index supplement dated May 31, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

Certain Risk Considerations

Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Factors that may affect the notes. Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s).

The notes will not be secured and are riskier than ordinary debt securities. The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the notes is its “volatility”. The notes’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The notes may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-6 of the related free writing prospectus.

Important Information

This document has been prepared by Barclays Bank PLC (“Barclays”) or an affiliate, for information purposes only and without regard to the particular needs of any specific recipient.  All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

No transaction or services relating to any financial products or investments described herein (“Products”) can be consummated without Barclays’ formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary. Accordingly you must independently determine, with your own advisors, the appropriateness for you of the securities/transaction before investing or transacting.   Any data on past performance, modeling or back-testing contained herein is no indication as to future performance.   The value of any Product may fluctuate as a result of market changes.  The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Products or investments of the type described herein may involve a high degree of risk and the value of such Products or investments may be highly volatile.  Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity.  In certain transactions, counterparties may lose their investment or incur unlimited loss.  This brief statement does not disclose all risks and other significant aspects in connection with transactions of the type described herein.  Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax or accounting considerations applicable to them.

Barclays and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding U.S. tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

THIS DOCUMENT DOES NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO AN INVESTMENT IN ANY PRODUCT.  PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.  INVESTORS SHOULD ONLY TRANSACT AFTER READING THE INFORMATION IN THE RELEVANT OFFERING DOCUMENT (WHICH HAS BEEN OR WILL BE PUBLISHED AND MAY BE OBTAINED FROM BARCLAYS).

Any investment decision must be based solely on information included in the relevant offering documents, such investigations as the investor deems necessary and consultation with the investor’s own legal, regulatory, tax, accounting and investment advisors in order to make an independent determination of the suitability and consequences of an investment in the Products referred to herein.

Structured securities, derivatives and options are complex instruments that are not suitable for all investors, may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Supporting documentation or any claims, comparisons, recommendations, statistics or other technical data will be supplied upon request. Please Read the http://www.optionsclearing.com/about/publications/character-risks.jsp.

Barclays Capital Inc., the United States affiliate of Barclays Bank PLC, accepts responsibility for the distribution of this product in the United States.  Any transactions by U.S. persons in any security discussed herein must only be carried out through Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019.

© 2012, Barclays Bank PLC (All rights reserved).